

Division of Corporation
Finance

Mail Stop 4561

February 16, 2010

Donald MacDow, President
Vacation Home Swap, Inc.
112 North Curry Street
Carson City, Nevada

> **Re:** **Vacation Home Swap, Inc.**
> **Amendment 1 to Form S-1**
> **Filed January 26, 2010**
> **File No. 333-160311**

Dear Mr. MacDow:

We have reviewed the above-referenced filing and related response and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 24, 2009.

Amendment 1 to Form S-1

Recent Sale of Unregistered Securities

1.   We refer to your response to prior comments 9 and 10. Your response is unclear as to the time lapse, if any, between when Mr. MacDow was issued the securities and when he paid the $10,000 subscription receivable. Please advise; we may have further comment.

Undertakings

2.   We refer to our prior comment 11 and note that some of the undertakings in your revised document are still not in the form of Item 512 of Regulation S-K. Please revise.

* * * * *

Please direct any questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (206) 260-0111</u>
Thomas E. Puzzo, Esq.
Law Offices of Thomas E. Puzzo, PLLC